April 7, 2010
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100F Street, Northeast
Mail Stop 3720
Washington, D.C. 20549
Re:	G&K Services, Inc.
Form 10-K for the fiscal year ended June 27, 2009
Filed August 26, 2009 and
Forms 10-Q for the quarters ended September 26, 2009 and December 26, 2009
Filed October 31, 2009 and January 29, 2010, respectively
File No. 000-4063
Dear Mr. Spirgel,
We have reviewed your letter of March 12, 2010 and have prepared the following responses to your comments. For reference purposes, the text of the staff’s comments has been reproduced herein in bold italics, followed by our response.
Form 10-K for the year ending June 27, 2009
Cover Page
1.	Tell us why your Common Stock Purchase Rights are not also listed on your cover page as a class of securities registered pursuant to Section 12(b) of the Exchange Act. In this regard, we note that you registered these rights under Section 12(g) through the filing of a Form 8-A on September 19, 2001, and that these rights are implicitly attached to your Section 12(b) registered Class A Common Stock. If you will list these rights as a separate class of securities registered under Section 12(b) in future filings, please confirm this in your response.

In future filings of Annual Reports on Form 10-K, we will list the rights referenced in the staff’s comment as a separate class of securities registered under Section 12(b) of the Exchange Act.
Item 7 Management’s discussion and analysis of financial condition and results of operations, page 14

Critical Accounting Policies
Goodwill and Intangible Assets, page 16
2.	We note that goodwill represents 38% or more of your assets as of June 27, 2009. We also note that during the third quarter of fiscal 2009 you impaired $100 million of the goodwill attributed to the US Rental reporting unit. In light of the significance of the goodwill attributed to the US Rental reporting, 81% of total goodwill, please disclose the percentage by which fair value exceeded carrying value as of the most recent step-one test for this reporting unit.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

The fair value of our U.S. rental reporting unit exceeded its carrying value by more than 10% as of June 27, 2009 and December 26, 2009.

In future filings, upon the completion of our step one test, we will include the following disclosure:

“The fair value of our U.S. rental reporting unit exceeded its carrying amount by XX% and the fair value of our Canadian reporting unit exceeded its carrying amount by XX%. ”
Proxy Statement Incorporated by Reference into Part III
Compensation Discussion and Analysis, page 4 of the Proxy Statement
Annual Management Incentive Plan, page 6 of the Proxy Statement
3.	Tell us how and why the Compensation Committee determined to pay the amounts actually disclosed in the Non-Equity Incentive Plan Compensation column of your Summary Compensation Table. For example, we note that Mr. Milroy was paid $100,000 pursuant to the company’s Management Incentive Plan, and that this amount correlates to a 54% payout under the discretionary component. However, you did not provide a clear explanation in your CD&A as to how the Compensation Committee calculated the amount actually awarded or why this amount was chosen. In this regard, provide a more robust discussion of the individual performance objectives for each executive officer and whether the executive officer achieved these objectives and how.

As stated on page 5 of our proxy statement incorporated by reference into Part III of the Annual Report on Form 10-K referenced above, our compensation program is designed to link compensation to the achievement of our annual objectives and long-term goals, reward the achievement of our stated performance objectives and recognize and reward strong individual initiative and team performance. Further, as discussed on page 6 of the proxy statement, the discretionary component of our Management Incentive Plan (MIP) considers all dimensions of a Named Executive Officer’s (NEO) performance over the year, including individual performance, functional leadership, teamwork and collaboration and results achieved on special projects. Finally, we draw the staff’s attention to the following disclosure on page 7 of the proxy statement:
In making MIP payments to the NEOs, the Compensation Committee approved and recommended the inclusion of a discretionary component to recognize each NEO’s significant contributions to the company and strong leadership during the fiscal year. . . . In calculating the CEO’s discretionary award, the committee reviewed the CEO’s individual performance and market data provided by the Hay Group. In calculating the amount of the remaining NEO’s discretionary awards, the CEO evaluated each NEO’s pay based on his knowledge regarding individual NEO performance and total company performance. The CEO then recommended a discretionary bonus amount to the committee, after which the committee considered such recommendation in light of the individual NEO’s performance, company results, the bonus amounts paid to such NEO for fiscal 2007 and 2008 and competitive market data.
As the above language states, in granting the bonus referenced in the staff’s comment, the Compensation Committee considered Mr. Milroy’s individual performance. Among other things, the Compensation Committee considered Mr. Milroy’s leadership of the company’s direct purchase business. The Compensation Committee also considered his then recent elevation to the role of the company’s Chief Executive Officer, his transitional leadership, effective teambuilding, and design and implementation of necessary adjustments to the company’s strategic and tactical plans. Additionally, the Compensation Committee considered relevant market data provided by the Hay Group.

The discretionary component of awards made to our NEOs is based on qualitative and subjective assessments. In the future, with respect to this component of these awards, we will include in our proxy statement a consolidated discussion of the nature of the qualitative and subjective assessments used when granting discretionary bonuses which is sufficient to enable a reader to understand why the bonuses were granted.
Long-Term Equity Compensation, page 7
4.	Please tell us how and why the Compensation Committee determined to pay the amount of stock options and restricted stock actually awarded to each named executive officer in fiscal year 2009, as disclosed in the Grants of Plan-Based Awards Table. Also, explain the significance of the conversion factor used in the restricted stock formula and how this factor affects the amount paid to the named executive officers.

On page 10 of the proxy statement, we discuss how we determine the amount of each element of compensation paid to the named executive officers. Specifically, we disclose that executive compensation is set at levels that the Compensation Committee believes to be competitive with those offered by employers of comparable size, growth and profitability in our industry and industries in general. Annually, the Compensation Committee reviews all elements of executive compensation, individually and in the aggregate, against market data for companies with which we compete for executive talent. The Compensation Committee evaluates our executive compensation based on competitive market information from: (1) proxy data from a “peer group” of publicly-traded companies with similar industry characteristics (business services) and similar size (revenue, capitalization, number of employees); and (2) general survey data based on similar sized companies.

Additionally, on pages 7 and 8 of the proxy statement, we disclose that long-term equity award targets for each position are established each year based on competitive market data, also taking into account the rate at which equity grants deplete the number of shares available for grant and shareholder dilution. The targeted individual equity awards are then adjusted based on individual performance. Our equity grant practice is to use a combination of stock options and restricted stock. Each year, we establish target grant values taking into consideration market median grant levels while still managing annual run rate and shareholder dilution within appropriate levels.

With respect to the staff’s comment on the conversion factor, this is simply our mathematical method used to determine the number of stock options and restricted stock granted to each named executive officer based on the overall equity value to be delivered.

We will consolidate and clarify these discussions in future proxy statements, including by eliminating reference to our internal conversion factor.
Potential Post-Employment Payments, page 19
5.	Tell us whether or not the amounts listed in the post-employment tables include the value received upon accelerated vesting of all outstanding options, stock appreciation rights, and restricted stock. If not, please confirm that you will include these amounts in future calculations.

As noted in the proxy statement, the amounts listed in the post-employment tables beginning on page 19 of the proxy statement do not include the value received upon accelerated vesting of outstanding options and restricted stock. We did not include such amounts in the post-employment tables because we believed the information was disclosed in the “Outstanding Equity Awards at Fiscal Year-End 2009” table on page 15 of the proxy statement. In future filings, we will include values received upon accelerated vesting of outstanding stock options and restricted stock in the post-employment tables.

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In connection with responding to your comments, G&K Services, Inc. acknowledges that: · the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon review of this response letter, if you have any additional questions or wish to discuss any of the responses, please do not hesitate to contact me at (952) 912-5500.

Sincerely,
/s/ Jeffrey L. Wright
Jeffrey L. Wright
Executive Vice President and Chief Financial Officer

c:	Mr. Douglas A. Milroy, Chief Executive Officer and Director
Jeffrey L. Cotter, Esq., Vice President and General Counsel
Mr. Thomas J. Dietz, Vice President and Controller
Audit Committee of the Board of Directors
Compensation Committee of the Board of Directors

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